

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2016

<u>Via E-Mail</u>
Thomas Limberger
SilverArrow Capital Advisors LLP
3 More London Riverside, 1st Floor
London SEI 2RE
United Kingdom

   Re: **Robin Sinar Technologies Inc.**
      Press Releases dated March 18, 2016 and April 12, 2016
      By Silver Arrow Capital Advisers LLP *et al*
      File No. 0-21379

Dear Mr. Limberger:

  We note the two press releases issued by Silver Arrow on March 18, 2016 and April 12, 2016. Both press releases comment on Rofin Sinar Technologies' contemplated merger with Coherent. The April 12, 2016 press release includes a detailed financial analysis of comparable deal premiums and other valuation metrics and states: "[W]e would endorse a competing offer that is with the valuation range supported by our analysis."

  In a response letter, tell us the exemption from the proxy rules you are relying upon in issuing these communications without compliance with Regulation 14A. We note that your October 8, 2015 Schedule 13D/A announced an intent to conduct an election contest which you did commence although the annual meeting was ultimately canceled. We also note that despite the impending special meeting to vote on the merger with Coherent, Rofin Sinar has now also rescheduled its annual meeting for the election of directors.

  For the exemption identified, outline the facts that you believe support reliance on that exemption. We may have further comments after reviewing your response. Please do not hesitate to contact me at (202) 551-3263 with any questions.

         Sincerely,

         /s/ Christina Chalk

         Christina Chalk
         Senior Special Counsel
         Office of Mergers and Acquisitions

cc: Eric Blanchard, Esq. (via email at eblanchard@cov.com)